Exhibit 99.1

Nano Dimension Continues Asia-Pacific Expansion with New Strategic Cooperation Agreement

Nano Dimension Signs Strategic Cooperation Agreement with Shandong Guohui Fund Management; Sells Printer to Chinese Global Fortune 500 Electronics Company

NESS ZIONA, Israel, August 30, 2018 – As part of the company’s continuing growth and worldwide expansion, Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that it is expanding its Asia Pacific market coverage, through its fully owned, newly established subsidiary, Nano Dimension (HK) Limited, by entering into a strategic cooperation agreement with Shandong Guohui Investment Co., Ltd. (“Shandong Guohui”), which is the provincial platform company owned by the Shandong Province State-owned Assets Supervision and Administration Commission, with registered capital of more than $4 billion.

This development complements other recent Nano Dimension milestones in the region, including the establishment of its regional headquarters in Hong Kong, the appointment of an additional reseller, and sales of its recently launched DragonFly Pro 3D Printer. The reseller, a leading Chinese state-owned enterprise and Global Fortune 500 electronics company, will be focusing on the government sector, and is purchasing a DragonFly Pro 3D printer.

The announcement of Nano Dimension’s new strategic cooperation agreement highlights the company’s growing ability to serve the unique needs of customers in the region. The agreement also enhances the company’s regional coverage which currently includes China, Hong Kong, Taiwan, Korea and Singapore.

Nano Dimension and Shandong Guohui anticipate that their new cooperation will result in joint scientific work between Israel and APAC, in addition to bringing high-end Israeli talent to Shandong.

Nano Dimension (HK) will serve as a platform for Shandong Guohui’s project and affiliated companies to be connected to world’s leading industries and most innovative technological resources. Shandong Guohui will also work with AURORA Group, Nano Dimension’s recently appointed reseller in China, to help promote sales and leases of the DragonFly Pro 3D Printer.

“Nano Dimension continues to deliver results in its two largest target markets - the United States and Asia Pacific,” said Amit Dror, CEO of Nano Dimension. “As we expand our coverage in these key regions, we are witnessing increased interest in our DragonFly Pro 3D Printer, growing collaboration with our strategic partners, and positive feedback from our existing partners. Our Shandong cooperation will contribute to our ongoing marketing activities and will assist us in expanding our reach in China, while our new APAC headquarters and additional printer sales are the latest milestones in our long-term strategy.”

Mr. Yu Shaoming, Chairman of Shandong Guohui, expressed his optimism for future cooperation: “I’m totally confident that with the introduction of world’s leading technology, we will develop the additive manufacturing and electronics industry at a faster speed.”

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of the cooperation agreement with Shandong Guohui, that the reseller will be focusing on the government sector, Nano Dimension’s growing ability to serve the unique needs of customers in the APAC region, and that the cooperation agreement will result in joint scientific work between Israel and APAC, in addition to bringing high-end Israeli talent to Shandong, that Nano Dimension (HK) will serve as a platform for Shandong Guohui’s project and affiliated companies to be connected to world’s leading industries and most innovative technological resources, that Shandong Guohui will work with AURORA Group to help promote sales and leases of the DragonFly Pro 3D Printer, and developing the additive manufacturing and electronics industry at a faster speed. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com